Exhibit 99.4

ASML Holding N.V.
Statutory Interim Report
for the six-month period ended July 3, 2022

Special note regarding forward-looking statements
This document contains statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, supply chain constraints, outlook and expected financial results, including bookings, expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, full year 2022 expectations including expected revenue growth, gross margin and shipments including expectations of increasing fast shipments and impact on revenue and gross margin, statements made at our 2021 Investor Day including revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate for the period of 2020-2030, and our plan to revisit the expectations presented at the 2021 Investor Day, estimates of revenue to be recognized in periods after shipment, including value of fast shipments in 2022 leading to revenue recognition in 2023, expected shipments, plans and strategies, including plans to increase capacity, customer demand and plans to meet increasing demand, expected impact of inflation, statements with respect to dividends and share buybacks and financial policy including statements with respect to the 2021-2023 share buyback program, including the amount of shares intended to be repurchased under the program, intention to pay dividends quarterly, aim to improve ESG sustainability KPI's and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, trends in the semi-conductor industry, the impact of inflation, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

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Contents

Interim Management Report
6	Introduction
6	Our Company
6	ASML Operations Update
10	Risk Factors
12	2022 Second Half Outlook

13	Managing Directors’ Statement

Condensed Consolidated Interim Financial Statements
15	Condensed Consolidated Statement of Profit or Loss
16	Condensed Consolidated Statement of Comprehensive Income
17	Condensed Consolidated Statement of Financial Position
18	Condensed Consolidated Statement of Changes in Equity
19	Condensed Consolidated Statement of Cash Flows
20	Notes to the Condensed Consolidated Interim Financial Statements

26	Other information

29	Definitions

A definition or explanation of most abbreviations, technical terms and other terms used throughout this Statutory Interim Report can be found in the chapter Definitions. In some cases numbers have been rounded for readers' convenience.
This report comprises regulated information within the meaning of articles 1:1 and 5:25c of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
In this report the name ‘ASML’ is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries, as the context may require.
© 2022, ASML Holding N.V. All Rights Reserved.
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Introduction
On July 20, 2022, we published our Statutory Interim Report for the six-month period ended July 3, 2022. This includes the Interim Management Report, the Managing Directors’ Statement and Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union.
We also published our 2022 second-quarter results in accordance with US GAAP on July 20, 2022.
This Statutory Interim Report for the six-month period ended July 3, 2022, including the Condensed Consolidated Interim Financial Statements, has not been audited or reviewed by an external auditor.
Our Company
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices and principal operations in Europe, the US and Asia. Every day, ASML’s more than 35,000 FTEs with 139 different nationalities, challenge the status quo and push technology to new limits.
ASML's shares are traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.
Our purpose
For all the ways we have moved forward as a society, the world still faces crucial challenges for the future. We must change how we think and act on themes that impact everyone, such as energy use, climate change, mobility and access to healthcare and nutrition.
At ASML, we believe that the microchip industry is in a unique position to help tackle these challenges. Our vision is that we will enable the groundbreaking technology that will help solve some of humanity’s toughest challenges. From artificial intelligence (AI) to a vast Internet of Things (IoT), microchips are at the heart of modern technology. For instance microchips are required for transitioning to sustainable energy, improving global health, increasing the safety and efficiency of transport, tackling pollution, bridging the digital divide, or feeding eight billion people without exhausting the earth’s resources, they all require microchips.
As the innovation leader that makes vital systems for chip manufacturing, we are proud to play our role as technology enabler in the innovation ecosystem of the semiconductor industry. We can only do this if we continue to challenge the status quo, tap into the collective knowledge of our global ecosystem and create an environment where people can contribute, learn and grow. At ASML, we believe our purpose is to unlock the potential of people and society by pushing technology to new limits.
The long-term growth of the semiconductor industry is based on the principle that the energy, cost and time required for electronic computations can be reduced by shrinking transistors on microchips. One of the main drivers of shrink is the resolution that lithography systems can achieve, which is mainly determined by the wavelength of the light used and the numerical aperture of the optics. A shorter wavelength – like a finer brush used for painting – can print smaller features. A larger numerical aperture can focus the light more tightly, which also leads to better resolution. To enable shrink, what we do – lithography – is key.
Our mission, together with our partners, is to provide leading patterning solutions that drive the advancement of microchips. Through our sustained investment in and dedication to research and development, we seek to innovate at least at the same pace as our customers. We put our innovations in the hands of chipmakers as quickly as possible by engineering in parallel, not sequentially, while ensuring their quality, reliability, manufacturability, and serviceability.
ASML Operations Update
The current uncertainties in the macroeconomic environment create a dynamic and challenging period in our industry. Global megatrends supported by a highly profitable and fiercely innovative ecosystem are broadening the application space and providing secular growth drivers for future demand in chips to support the build-up of the digital infrastructure. A number of governments are trying to secure sufficient semiconductor supply to support their local industries, creating higher levels of technological sovereignty. In support of this global trend, several customers have announced new factories.
Some customers are indicating signs of slowing demand in certain consumer-driven market segments, yet we still see strong demand for our systems, driven by global megatrends in automotive, energy transition, high performance computing and data centers. The strong demand is reflected in significant net bookings for 0.33 NA and 0.55 NA EUV systems as well as very strong DUV bookings. While we are still planning to ship a record number of systems, increasing supply chain constraints cause delayed starts. Therefore, we are increasing the planned number of fast shipments throughout the remainder of this year in order to supply our customers with the necessary capacity expansions. A fast shipment process skips some of the testing in our factory. Final testing and formal acceptance then takes place at the customer site. This leads to a deferral of revenue recognition for those shipments until formal customer acceptance, but does provide our customers with earlier access to wafer output capacity. For the
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full year, we expect a revenue growth of around 10%. This growth is lower than previously expected as a result of the delay of revenue recognition resulting from expected fast shipments into the next year.
During the six-month period ended July 3, 2022 we retained a healthy balance sheet and a strong cash position.
ASML has repurchased approximately 12.4 million shares for an approximate amount of €7.9 billion under the current €9.0 billion 2021-2023 share buyback program since inception. The expected cash generation enables the opportunity for continuation of our share buyback program and dividend payments.
ASML paid an interim dividend in respect of the financial year 2021 of €1.80 per ordinary share on November 12, 2021. The Annual General Meeting resolved to adopt a final dividend in respect of the financial year 2021 of €3.70 per ordinary share on April 29, 2022, which, together with the interim dividend led to a total dividend for 2021 of €5.50 per ordinary share. The total 2021 dividend per ordinary share is a 100% increase compared to 2020. As a result, a total dividend amount of €2,204.5 million was paid to our shareholders, split between an interim dividend payment of €729.2 million on November 12, 2021 and a final dividend payment of €1,475.3 million on May 12, 2022.
Following the significant growth of our dividend amounts over the past year, ASML has revised its dividend policy to provide for dividend payments on a quarterly basis, starting with an interim dividend of €1.37 per ordinary share that will be made payable on August 12, 2022. Full details are published on ASML’s website.
In April 2022, ASML exercised its right to redeem the €500 million bond due in July 2022. In May 2022, we successfully placed our inaugural green bond offering of senior notes for a principal amount of €500 million. These senior notes are due in 2032 and finance and/or refinance, in whole or in part, new or existing sustainable real estate.
Six-month period ended operating results
Set forth below is the Condensed Consolidated Statement of Profit or Loss on a semi-annual basis for the first half of 2021 and 2022 (in accordance with EU-IFRS):

For the six-month period ended (€, in millions)	Unaudited July 4, 2021	Unaudited % of total net sales	Unaudited July 3, 2022	Unaudited % of total net sales	Unaudited % change 2022 vs 2021
Net system sales	6,078.4	72.5	6,427.7	71.7	5.7
Net service and field option sales	2,305.7	27.5	2,537.2	28.3	10.0
Total net sales	8,384.1	100.0	8,964.9	100.0	6.9

Cost of system sales	(3,093.4)	(36.9)	(3,349.7)	(37.4)	8.3
Cost of service and field option sales	(1,114.2)	(13.3)	(1,361.6)	(15.2)	22.2
Total cost of sales	(4,207.6)	(50.2)	(4,711.3)	(52.6)	12.0

Gross profit	4,176.5	49.8	4,253.6	47.4	1.8

Research and development costs	(936.0)	(11.2)	(1,076.5)	(12.0)	15.0
Selling, general and administrative costs	(340.2)	(4.1)	(429.7)	(4.8)	26.3
Operating income	2,900.3	34.5	2,747.4	30.6	(5.3)

Finance income	5.1	0.1	2.9	0.0	(43.1)
Finance costs	(27.0)	(0.3)	(29.3)	(0.2)	8.5
Income before income taxes	2,878.4	34.3	2,721.0	30.4	(5.5)

Income tax expense	(431.1)	(5.1)	(365.7)	(4.1)	(15.2)
Income after income taxes	2,447.3	29.2	2,355.3	26.3	(3.8)

Profit from investments in associates	26.4	0.3	55.2	0.6	109.1
Net income	2,473.7	29.5	2,410.5	26.9	(2.6)
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The following table shows a summary of key financial figures for the six-month period ended.

For the six-month period ended (€, in millions, unless otherwise indicated)	Unaudited July 4, 2021	Unaudited July 3, 2022	Unaudited % change 2022 vs 2021
Sales
Total sales of lithography systems (in units) [1]	148	153	3.4
Total sales of new lithography systems (in units) [1]	142	142	—
Total sales of used lithography systems (in units) [1]	6	11	83.3
Liquidity
Cash and cash equivalents	5,186.6	4,096.5	(21.0)
Short-term investments	186.7	305.4	63.6
Net cash provided by (used in) operating activities	2,980.1	2,448.2	(17.8)
1.Lithography systems do not include metrology and inspection systems.
Total net sales
Total net sales for the first half of 2022 increased by 6.9% to €9.0 billion compared to €8.4 billion for the first half of 2021. The increase is primarily caused by higher average selling prices due to improvements in the configuration for EUV and DUV immersion systems, as well as growth in our service and field option business. With regards to new lithography systems, we recognized revenue for 127 DUV and 15 EUV systems in the first half of 2022, compared to 126 DUV and 16 EUV systems in the first half of 2021.
Due to current market conditions, characterized by high demand exceeding what we can manufacture given supply chain constraints, many customers are asking us to expedite certain deliveries of our systems by shipping the systems before the Factory Acceptance Test (FAT). As a result of shipping without FAT, recognition of revenue for these systems is delayed until customer acceptance after successful installation. This resulted in 16 systems being shipped in the first half of 2022 for which revenue recognition is expected in the second half of 2022. The net sales value of our fast shipments not yet recognized in revenue in the first half of 2022 amounts to € 1.9 billion. In the first half of 2021, 3 systems were shipped without FAT for which revenue was recognized in the second half of 2021. For the systems recognized in revenue in the first half of 2022, 4 systems were shipped in 2021 (2020: nil). The net sales value of these fast shipments recognized in revenue in the first half of 2022 amounts to € 0.3 billion.
The increase in net service and field option sales is mainly driven by the service sales, which continue to scale as a result of the growing installed base of systems.
Gross profit
The overall gross profit, as a percentage of total net sales, decreased from 49.8% in the first half of 2021 to 47.4% in the first half of 2022 due to cost inflation, capacity increase and changes in product mix recognized in revenue, partially offset by improved average selling prices for EUV and DUV immersion systems.
Research and development costs
The increase in activities is across each of our EUV, DUV and Applications programs supporting our holistic lithography solutions. In the first half of 2022, R&D activities mainly related to:
•EUV – Investments in the development of the NXE:3800E, and further improving availability and productivity of our installed base systems. In addition, our roadmap includes our EUV 0.55 NA systems, to support our customers with future nodes for both Logic and DRAM. The integration of the first EUV 0.55 NA system is in progress in our new cleanroom in Veldhoven.
•DUV – Continuing innovation in our latest-generation immersion system NXT:2050i and introduction of the dry system XT:860N. Continued developments for the next generation of scanners, NXT:2100i for the most critical DUV layers, and NXT:870 for break-through productivity in the KrF dry market. We shipped the first NXT:870 to a customer. With a 27% increase in throughput we take a major step in responding to the industry’s demand for KrF tools and wafer output. Productivity improvements continue to be developed to boost wafer-per-day at customers' installed base.
•Applications – Continued investment in Single Beam Inspection, E-Beam Metrology and Optical Metrology (Yieldstar ADI and IDM solutions). In addition, securing our Multibeam Inspection roadmap and continuously expanding our investment in the holistic software applications space.
Selling, general and administrative costs
Selling, general and administrative costs increased to €429.7 million for the first half of 2022 compared to the first half of 2021 (€340.2 million), due to an increase in the number of employees and higher labor cost.
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Reconciliation of net income in accordance with US GAAP and EU-IFRS
The Condensed Consolidated Interim Financial Statements for the six-month period ended July 3, 2022 have been prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union. ASML primary disclosure on performance to stakeholders is in accordance with US GAAP. The overview below therefore contains a reconciliation of net income in accordance with US GAAP towards net income in accordance with EU-IFRS:

For the six-month period ended (€, in millions)	Unaudited July 4, 2021	Unaudited July 3, 2022
Net income in accordance with US GAAP	2,369.6	2,106.2
Capitalization of development expenditures and related amortization, net of tax	85.5	257.8
Income taxes on IC profit elimination and share-based payments	18.6	46.5
Net income in accordance with EU-IFRS	2,473.7	2,410.5
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Risk Factors
In conducting our business, we face many risks that may interfere with our business objectives. It is important to understand the nature of these risks. We assess our risks by using the ASML risk universe, consisting of six risk types (Strategy and products,
Finance and reporting, Partners, People, Operations, Legal and compliance). The risk factors below are classified under these six risk types as presented in our 2021 Annual Report. Any of the risks and events or circumstances described therein may have a material adverse effect on our business, financial condition, results of operations and reputation. These risks are not the only ones that we face. Some risks may not yet be known to us, and certain risks we do not currently believe to be material could become material in the future. Only new risk factors are described in more detail in this report.

Many of these risks may be intensified by the COVID-19 pandemic including the China Zero COVID policy, the Russia-Ukraine conflict, inflation, global measures taken in response to the foregoing, and any worsening of the global business and economic conditions related to these developments.
Strategy and products
•Our future success depends on our ability to respond timely to commercial and technological developments in the semiconductor industry Risk category: Business model, Innovation
•The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs Risk category: Roadmap execution, Innovation
•We face intense competition Risk category: Competition
•The semiconductor industry can be cyclical and we may be adversely affected by any downturn Risk category: Industry cycle risk
•We derive most of our revenues from the sale of a relatively small number of products Risk category: Business model
•Failure to adequately protect the intellectual property rights, trade secrets or other confidential information could harm our business Risk category: Intellectual property rights
•Defending against intellectual property claims brought by others could harm our business Risk category: Intellectual property rights
•We are exposed to economic and political developments in our international operations Risk category: Political
•We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire Risk category: Merger & acquisition
•We may not be able to achieve our Environmental, Social, Governance (ESG) objectives or adapt and respond timely to emerging ESG expectations and regulations Risk Category: Climate change, Product stewardship
Finance and reporting
•We are exposed to treasury risks, including liquidity risk, interest rate risk, credit risk and foreign exchange risk Risk category: Liquidity, Interest rate, Counterparty credit, Foreign exchange
Partners
•Our success is highly dependent on the performance of a limited number of critical suppliers of single-source key components Risk category: Supply chain disruption, Supplier strategy and performance
•A high percentage of net sales is derived from a few customers Risk category: Customer dependency
People
•Our business and future success depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees Risk category: Human resources, Knowledge management, Organizational effectiveness
Operations
•We may face challenges in managing the industrialization of our products and bringing them to high-volume production Risk category: Product industrialization
•We are dependent on the continued operation of a limited number of manufacturing facilities Risk category: Continuity of own operation
•The nature of our operations exposes us to health, safety, and environment risks Risk category: Environment, health and safety
•Cybersecurity and other security incidents, or other disruptions in our processes or information technology systems, could materially adversely affect our business operations Risk category: Information security, Information technology, Process effectiveness and efficiency
•We face challenges to meet demand Risk category: Manufacturing and install, Human resources, Supplier strategy and performance We are experiencing increasing demand across all our market segments and product portfolio as our systems are critical in the surge of growing end-market demand. This increasing demand is an opportunity for us but also brings challenges. We have been and are continuing to increase production capacity in our end-to-end supply chain to meet this demand, but we face challenges in increasing capacity. For example, in order to increase our capacity, we are dependent on our suppliers to increase their capacity. It takes time to build production space and equipment required for our expansion. Hiring more employees and retaining the workforce by us and our suppliers in the current competitive labor market is challenging. Our processes and systems may not be able to adequately support our growth. In addition, our end-to-end supply chain is facing shortage of materials which is hampering our growth. The demand increase we are continuing to experience could lead
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customers to change their sourcing strategy to become less dependent on ASML, which may impact our market share in certain product offerings.
Legal and compliance
•We are subject to increasingly complex regulatory and compliance obligations Risk category: Violation of laws and regulations
•Changes in taxation could affect our future profitability Risk category: Violation of laws and regulations
Other risk factors
•The COVID-19 or other pandemics may impact our operations
•Restrictions on shareholder rights may dilute voting power
•We may not declare cash dividends and conduct share buyback programs of any kind or in specified amounts, in any given year
•We may be (in)directly impacted by the Russia-Ukraine conflict. We do not currently have operations in Russia or the Ukraine. However, the impact of the military action in the Ukraine creates uncertainty in the macroeconomic environment. This military action, sanctions and other measures taken in response have and could further adversely affect the global economy, the financial markets and supply chain which therefore may impact customer demand, delivery of products and services to clients, our ability to obtain parts and components and gas supply. In addition, the conflict amplifies the surge in energy prices, commodity prices, transportation costs, inflation and cyber-attacks.
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2022 Second Half Outlook
Operational Outlook
Some customers are indicating signs of slowing demand in certain consumer-driven market segments, yet we still see strong demand for our systems, driven by global megatrends in automotive, high-performance computing, and green energy transition.
Long-term, however, if we look at the secular drivers, the global megatrends driving our industry are still in place and fueling demand for both advanced and mature nodes.
Financial Outlook
Net sales are expected to grow around 10% in 2022 compared to last year. This growth is lower than previously guided as a result of supply chain constraints which drive an increase in the number of fast shipments expected in the remainder of 2022. The revenue in relation to fast shipments will be delayed into 2023 at an amount of around €2.8 billion.

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Managing Directors’ Statement
The Board of Management hereby declares that, to the best of its knowledge, the Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Interim Management Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

The Board of Management,
Peter T.F.M. Wennink
Martin A. van den Brink
Roger J.M. Dassen
Frédéric J.M. Schneider-Maunoury
Christophe D. Fouquet

Veldhoven, July 20, 2022

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Condensed consolidated interim financial statements

Condensed Consolidated Statement of Profit or Loss

For the six-month period ended (€, in millions, except per share data)	Notes	Unaudited July 4, 2021	Unaudited July 3, 2022
Net system sales	2, 3	6,078.4	6,427.7
Net service and field option sales		2,305.7	2,537.2
Total net sales	3	8,384.1	8,964.9

Cost of system sales		(3,093.4)	(3,349.7)
Cost of service and field option sales		(1,114.2)	(1,361.6)
Total cost of sales		(4,207.6)	(4,711.3)

Gross profit		4,176.5	4,253.6

Research and development costs		(936.0)	(1,076.5)
Selling, general and administrative costs		(340.2)	(429.7)
Operating income		2,900.3	2,747.4

Finance income		5.1	2.9
Finance costs		(27.0)	(29.3)
Income before income taxes		2,878.4	2,721.0

Income tax expense	6	(431.1)	(365.7)
Income after income taxes		2,447.3	2,355.3

Profit from investments in associates		26.4	55.2
Net income		2,473.7	2,410.5

Basic net income per ordinary share	8	5.98	6.05
Diluted net income per ordinary share	8	5.98	6.04

Weighted average number of shares outstanding	8	413.4	398.4
Diluted weighted average number of shares	8	414.0	398.8

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Condensed Consolidated Statement of Comprehensive Income

For the six-month period ended (€, in millions)	Unaudited July 4, 2021	Unaudited July 3, 2022
Net income	2,473.7	2,410.5

Other comprehensive income:
Proportionate share of other comprehensive income from associates	0.2	0.3

Foreign currency translation, net of taxes:
Gain (loss) on foreign currency translation	26.6	81.0

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	3.6	49.1
Transfers to net income	17.2	(17.6)
Other comprehensive income, net of taxes [1]	47.6	112.8

Total comprehensive income, net of taxes	2,521.3	2,523.3
Attributable to equity holders	2,521.3	2,523.3
1.All items in accumulated other comprehensive income as of July 3, 2022 comprised of our accumulated proportionate share of other comprehensive income from associates of €4.7 million loss (July 4, 2021: €26.7 million loss), the hedging reserve balance of €48.0 million gain (July 4, 2021: €1.6 million loss) and the currency translation adjustment balance of €143.2 million gain (July 4, 2021: €59.2 million gain), will be reclassified subsequently to profit or loss when specific conditions are met.

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Condensed Consolidated Statement of Financial Position
(Before appropriation of net income)

(€, in millions)	Notes	December 31, 2021	Unaudited July 3, 2022
Assets
Finance receivables, net		383.0	0.0
Deferred tax assets	6	1,337.6	1,637.6
Other assets		964.1	857.1
Derivative financial instruments	9	47.3	20.2
Investments in associates		892.5	961.4
Goodwill		4,577.1	4,577.1
Intangible assets, net		2,852.9	3,108.3
Property, plant and equipment, net		2,982.7	3,357.7
Right-of-use assets		164.8	188.4
Total non-current assets		14,202.0	14,707.8

Cash and cash equivalents	4	6,951.8	4,096.5
Short-term investments	4	638.5	305.4
Accounts receivable, net		3,028.0	5,376.7
Finance receivables, net		1,185.6	1,233.1
Contract assets		164.6	270.4
Current tax assets	6	42.0	658.0
Inventories, net		5,179.2	6,367.1
Other assets		687.2	1,072.3
Derivative financial instruments	9	52.2	64.7
Total current assets		17,929.1	19,444.2

Total assets		32,131.1	34,152.0

Equity and liabilities

Shareholders’ equity		11,843.8	9,656.7

Long-term debt		4,075.0	4,385.3
Deferred and other income tax liabilities	6	438.3	486.5
Contract liabilities		3,225.7	4,630.6
Accrued and other liabilities		251.1	262.8
Derivative financial instruments	9	0.0	95.9
Total non-current liabilities		7,990.1	9,861.1

Accounts payable		2,115.5	2,162.5
Accrued and other liabilities		1,432.7	1,628.5
Derivative financial instruments	9	2.8	6.7
Current tax liabilities	6	301.9	35.0
Current portion of long-term debt		509.1	25.6
Contract liabilities		7,935.2	10,775.9
Total current liabilities		12,297.2	14,634.2

Total equity and liabilities		32,131.1	34,152.0
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Condensed Consolidated Statement of Changes in Equity
(Before appropriation of net income 2022)

	Issued and Outstanding Shares		Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves[1]	Net Income	Total
(€, in millions)	Number	Share Capital
Balance at January 1, 2021	416.5	37.6	4,259.2	(863.2)	6,557.5	1,613.0	3,696.8	15,300.9
Prior year net income	—	—	—	—	3,696.8	—	(3,696.8)	—

Components of comprehensive income:
Net income	—	—	—	—	—	—	2,473.7	2,473.7
Share of OCI from associate	—	—	—	—	—	0.2	—	0.2
Foreign currency translation	—	—	—	—	—	26.6	—	26.6
Gain (loss) on financial instruments	—	—	—	—	—	20.8	—	20.8
Total comprehensive income	—	—	—	—	—	47.6	2,473.7	2,521.3

Purchases of treasury shares	(7.1)	—	—	(3,625.0)	—	—	—	(3,625.0)
Share-based payments	—	—	57.1	—	—	—	—	57.1
Issuance of shares	0.4	—	(35.6)	63.1	(3.0)	—	—	24.5
Dividend paid	—	—	—	—	(639.1)	—	—	(639.1)
Development expenditures	—	—	—	—	(100.7)	100.7	—	—
Balance at July 4, 2021 (unaudited)	409.8	37.6	4,280.7	(4,425.1)	9,511.5	1,761.3	2,473.7	13,639.7

Components of comprehensive income:
Net income	—	—	—	—	—	—	3,660.9	3,660.9
Share of OCI from associate	—	—	—	—	—	21.8	—	21.8
Foreign currency translation	—	—	—	—	—	68.8	—	68.8
Gain (loss) on financial instruments	—	—	—	—	—	18.0	—	18.0
Total comprehensive income	—	—	—	—	—	108.6	3,660.9	3,769.5

Purchases of treasury shares	(7.3)	—	—	(4,935.3)	—	—	—	(4,935.3)
Cancellation of treasury shares	—	(1.2)	—	6,926.6	(6,925.4)	—	—	—
Share-based payments	—	—	74.6	—	—	—	—	74.6
Issuance of shares	0.1	0.1	14.1	11.0	(0.7)	—	—	24.5
Dividend paid	—	—	—	—	(729.2)	—	—	(729.2)
Development expenditures	—	—	—	—	(193.2)	193.2	—	—
Balance at December 31, 2021	402.6	36.5	4,369.4	(2,422.8)	1,663.0	2,063.1	6,134.6	11,843.8
Prior year net income	—	—	—	—	6,134.6	—	(6,134.6)	—

Components of comprehensive income:
Net income	—	—	—	—	—	—	2,410.5	2,410.5
Share of OCI from associate	—	—	—	—	—	0.3	—	0.3
Foreign currency translation	—	—	—	—	—	81.0	—	81.0
Gain (loss) on financial instruments	—	—	—	—	—	31.5	—	31.5
Total comprehensive income	—	—	—	—	—	112.8	2,410.5	2,523.3

Purchases of treasury shares	(5.8)	—	—	(3,299.5)	—	—	—	(3,299.5)
Cancellation of treasury shares	—	—	—	—	—	—	—	—
Share-based payments	—	—	21.5	—	—	—	—	21.5
Issuance of shares	0.4	—	(24.5)	68.1	(0.7)	—	—	42.9
Dividend paid	—	—	—	—	(1,475.3)	—	—	(1,475.3)
Development expenditures	—	—	—	—	(309.4)	309.4	—	—
Balance at July 3, 2022 (unaudited)	397.2	36.5	4,366.4	(5,654.2)	6,012.2	2,485.3	2,410.5	9,656.7
1.Other reserves consist of our proportionate share of other comprehensive income from associates, the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.
ASML Statutory Interim Report 2022                    18

Condensed Consolidated Statement of Cash Flows

For the six-month period ended (€, in millions)	Notes	Unaudited July 4, 2021	Unaudited July 3, 2022
Cash Flows from Operating Activities
Net income		2,473.7	2,410.5
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization [1]		451.2	404.4
Impairment and loss (gain) on disposal		6.4	12.4
Share-based compensation expense		57.1	21.5
Inventory reserves		78.4	125.4
Deferred tax expense (benefit)		(107.6)	(255.5)
Investments in associates		(44.0)	(68.6)
Changes in assets and liabilities:
Accounts receivable, net		(1,505.3)	(2,371.1)
Finance receivables, net		467.3	335.6
Inventories		(452.3)	(1,225.9)
Other assets		(227.1)	(406.0)
Accrued and other liabilities		170.4	182.8
Accounts payable		545.7	16.2
Current tax assets and liabilities	6	(620.5)	(880.6)
Contract assets and liabilities		1,686.7	4,147.1
Net cash provided by (used in) operating activities		2,980.1	2,448.2

Cash Flows from Investing Activities
Purchase of property, plant and equipment		(430.5)	(471.6)
Purchase of intangible assets		(335.4)	(468.8)
Purchase of short-term investments	4	(608.5)	(226.0)
Maturity of short-term investments	4	1,724.0	559.1
Proceeds from sale of subsidiaries (net of cash disposed of)		12.9	—
Net cash used in investing activities		362.5	(607.3)

Cash Flows from Financing Activities
Dividend paid	7	(639.1)	(1,475.3)
Purchase of treasury shares	7	(3,551.5)	(3,216.7)
Net proceeds from issuance of shares		24.5	42.9
Net proceeds from issuance of notes, net of issuance costs		—	495.6
Repayment of debt and finance lease obligations		(38.4)	(544.2)
Net cash used in financing activities		(4,204.5)	(4,697.7)

Net cash flows		(861.9)	(2,856.8)
Effect of changes in exchange rates on cash		(0.9)	1.5
Net increase (decrease) in cash and cash equivalents		(862.8)	(2,855.3)
Cash and cash equivalents at beginning of the year		6,049.4	6,951.8
Cash and cash equivalents at July 4, 2021 and July 3, 2022		5,186.6	4,096.5

Supplemental Disclosures of Cash Flow Information:
Unpaid portion of property, plant & equipment excluded in investing activities		(13.9)	34.6
Interest received		5.0	5.2
Interest paid		(31.2)	(33.7)
Income taxes paid, net of refunds	6	(1,114.6)	(1,457.0)
1.Depreciation and amortization includes depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right-of-use assets, amortization of underwriting commissions and discount related to the bonds and credit facility.
ASML Statutory Interim Report 2022                    19

Notes to the Condensed Consolidated Interim Financial Statements
1. General information / summary of significant accounting policies

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices and principal operations in Europe, the US and Asia. Every day, ASML’s more than 35,000 FTEs with 139 different nationalities, challenge the status quo and push technology to new limits.
ASML's shares are traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.
The Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Management on July 20, 2022 and have not been audited or reviewed by an external auditor.
Basis of preparation
The Condensed Consolidated Interim Financial Statements for the six-month period ended July 3, 2022 have been prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and therefore do not include all the information and disclosures as required in our Annual Report. These financial statements should be read in conjunction with the 2021 Annual Report based on IFRS as adopted by the European Union (EU-IFRS) and the additional requirements of Article 362.9 of Book 2 of the Dutch Civil Code.
The Condensed Consolidated Interim Financial Statements are stated in millions of Euros unless indicated otherwise.
Summary of significant accounting policies
The accounting policies adopted in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the 2021 Annual Report based on EU-IFRS. We continue to monitor the effect of other standards (not yet) effective and (not yet) adopted by the EU.
Use of estimates
In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Condensed Consolidated Interim Financial Statements. The critical accounting judgments and key sources of estimation are subject to volatility and uncertainty. Estimates and assumptions used in the preparation of the Condensed Consolidated Interim Financial Statements are considered consistent with those described in the 2021 Annual Report based on EU-IFRS and have been adjusted where needed.
ASML Statutory Interim Report 2022                    20

2. Revenue from contracts with customers

Net system sales per technology were as follows:

For the six-month period ended	Unaudited Net system sales in units	Unaudited Net system sales in € millions
July 3, 2022
EUV	15	2,543.7
ArFi	39	2,464.2
ArF dry	14	306.3
KrF	64	698.7
I-line	21	98.0
Metrology & Inspection	106	316.8
Total	259	6,427.7

July 4, 2021
EUV	16	2,456.1
ArFi	40	2,440.4
ArF dry	11	228.6
KrF	66	661.6
I-line	15	66.2
Metrology & Inspection	93	225.5
Total	241	6,078.4
Net system sales per end-use were as follows:

For the six-month period ended	Unaudited Net system sales in units	Unaudited Net system sales in € millions
July 3, 2022
Logic	157	4,074.0
Memory	102	2,353.7
Total	259	6,427.7

July 4, 2021
Logic	162	4,556.8
Memory	79	1,521.6
Total	241	6,078.4
3. Segment disclosure

ASML has one reportable segment, since we are an integrated holistic lithography solution provider. The Chief Operating Decision Maker regularly sets and monitors goals and boundaries on a consolidated basis to make decisions about resource allocation and assess performance. We provide an integrated and cost effective solution, tailored to our customer requirements, supporting all applications from leading edge to mature nodes with a high degree of inter-dependencies between our products.
Net system sales for new and used systems were as follows:

For the six-month period ended (€, in millions)	Unaudited July 4, 2021	Unaudited July 3, 2022
New systems	6,035.0	6,325.2
Used systems	43.4	102.5
Net system sales	6,078.4	6,427.7
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For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located.
Total net sales by geographic region were as follows:

For the six-month period ended (€, in millions)	Unaudited July 4, 2021	Unaudited July 3, 2022
Japan	228.7	449.1
South Korea	3,301.7	2,799.9
Singapore	48.5	158.7
Taiwan	2,889.0	2,835.5
China	1,276.3	1,513.8
Rest of Asia	0.9	0.9
Netherlands	5.5	12.7
EMEA[1]	(18.4)	219.8
United States	651.9	974.5
Total	8,384.1	8,964.9
1.For the six-month period ended July 4, 2021, the EMEA region represents a negative value as we bought back two unused systems previously sold to a customer, which we accounted for as a revenue reversal in first half of 2021. These systems were subsequently sold during 2021.
4. Liquidity

We seek to ensure that our principal sources of liquidity will be sufficient to satisfy our liquidity requirements at all times. Our principal sources of liquidity consist of:

(€, in millions)	December 31, 2021	Unaudited July 3, 2022
Cash and cash equivalents	6,951.8	4,096.5
Short-term investments	638.5	305.4
Available credit facilities[1]	700.0	700.0
1.No amounts were outstanding under this credit facility as of July 3, 2022 and December 31, 2021.
Our liquidity needs are affected by many factors, including the risk factors as specified in the Risk factors section in the 2021 Annual Report based on EU-IFRS and in the 2022 Interim Management Report.
Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity are sufficient to satisfy our expected requirements, including our expected capital expenditures, research and development expenses and debt servicing.
In April 2022, ASML exercised its right to redeem the €500 million bond due in July 2022. In May 2022, we successfully placed our inaugural green bond offering of senior notes for a principal amount of €500 million. These senior notes are due in 2032 and finance and/or refinance, in whole or in part, new or existing sustainable real estate.
For considerations on dividends and share buybacks see: See Note 7 Dividends and share buyback.
5. Commitments, contingencies and guarantees

The nature, scale and scope of the commitments, contingencies and guarantees are in line with those disclosed in the 2021 Annual Report based on EU-IFRS.
6. Income taxes

Income tax expense is recognized based on management’s best estimate of the expected annualized income tax rate for the full financial year, as well as discrete items recognized in the first half of 2022. Our effective tax rate for the six-month period ended July 3, 2022 is 13.4 percent compared to 15.0 percent for the six-month period ended July 4, 2021. The decrease in effective tax rate is mainly driven by the tax effect on intercompany profit elimination in relation to fast shipments and some releases in our liability for uncertain tax positions. Aforementioned partly offset by an increase in the general Dutch corporate income tax rate in 2022 from 25% to 25.8%.
7. Dividends and share buyback

ASML paid an interim dividend in respect of the financial year 2021 of €1.80 per ordinary share on November 12, 2021. The Annual General Meeting resolved to adopt a final dividend in respect of the financial year 2021 of €3.70 per ordinary share on April 29, 2022, which, together with the interim dividend led to a total dividend for 2021 of €5.50 per ordinary share. The total 2021 dividend per ordinary share is a 100% increase compared to 2020. As a result, a total dividend amount of €2,204.5 million was paid to our
ASML Statutory Interim Report 2022                    22

shareholders, split between an interim dividend payment of €729.2 million on November 12, 2021 and a final dividend payment of €1,475.3 million on May 12, 2022.
Following the significant growth of our dividend amounts over the past year, ASML has revised its dividend policy to provide for dividend payments on a quarterly basis, starting with an interim dividend of €1.37 per ordinary share that will be made payable on August 12, 2022. Full details are published on ASML’s website.
The current share buyback program is to be executed by December 31, 2023. As part of this program, ASML intends to repurchase shares up to an amount of €9.0 billion, of which we expect a total of up to 0.45 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased.
The share buyback program will be executed within the limitations of the existing authority granted by the Annual General Meeting of Shareholders (AGM) on April 29, 2022, and of the authority to be granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.
8. Net income per ordinary share

Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period.
The dilutive effect is calculated using the treasury stock method by dividing net income by the weighted average number of ordinary shares outstanding for that period plus shares applicable to options and conditional shares (dilutive potential ordinary shares). The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares.
The basic and diluted net income per ordinary share has been calculated as follows:

For the six-month period ended (€, in millions, except per share data)	Unaudited July 4, 2021	Unaudited July 3, 2022
Net income	2,473.7	2,410.5

Weighted average number of shares outstanding	413.4	398.4
Basic net income per ordinary share	5.98	6.05

Weighted average number of shares outstanding	413.4	398.4
Plus shares applicable to options and conditional shares	0.6	0.3
Diluted weighted average number of shares	414.0	398.8
Diluted net income per ordinary share	5.98	6.04
9. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:
•Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.
•Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
•Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.
Financial assets and financial liabilities measured at fair value on a recurring basis
Investments in money market funds (included in our Cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.
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The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.
The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the net present value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.
The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the net present value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.
Four of our outstanding Eurobonds with a combined principal amount of €3 billion, including the bond issued in May 2022, serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. No hedging is applied for our bond offerings issued in 2020. The fair value changes of the interest rate swaps are recorded on the Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only.
The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Unaudited As of July 3, 2022 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments [1]	—	84.9	—	84.9
Money market funds [2]	1,639.6	—	—	1,639.6
Short-term investments [3]	—	305.4	—	305.4
Total	1,639.6	390.3	—	2,029.9
Liabilities measured at fair value
Derivative financial instruments [1]	—	102.6	—	102.6
Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	4,268.1	23.2	—	4,291.3

As of December 31, 2021 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative financial instruments [1]	—	99.5	—	99.5
Money market funds [2]	2,928.3	—	—	2,928.3
Short-term investments [3]	—	638.5	—	638.5
Total	2,928.3	738.0	—	3,666.3
Liabilities measured at fair value
Derivative financial instruments [1]	—	2.8	—	2.8
Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	4,673.9	—	—	4,673.9
1.Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2.Money market funds are part of our cash and cash equivalents.
3.Short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months, but one year or less at the date of acquisition. These deposits are valued at amortized costs which is close to their fair value. Their fair value is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
4.Long-term debt mainly relates to Eurobonds.
There were no transfers between the levels of the fair value hierarchy during the first half of 2022 and the full year 2021.
Financial assets and financial liabilities that are not measured at fair value
The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments.
Money market and investment funds measurement
The money market and investment funds qualify as available for sale securities. The fair value is close to the carrying value due to short term nature and since related to investment with investment grade credit ratings. Allowances for credit losses and total unrealized gains and losses are close to nil. These money market funds can be called on a daily basis. Investments in money market funds are managed on a daily basis triggered through excess cash balances. Realized gains and losses on these money market funds are close to nil given low interest rates and high credit ratings. Costs of securities were close to nil. ASML does not have trading securities as of July 3, 2022.
Deposits measurement
The deposits as part of the short term investments and cash and cash equivalents qualify as securities held to maturity. The amortized cost value is close to the fair value and carrying value due to short term nature and since related to investment with
ASML Statutory Interim Report 2022                    24

investment grade credit ratings. Allowance for credit losses and total unrealized gains and losses are close to nil. Maturities are shorter than one year. No held to maturity securities were sold before expiration date.
Assets and liabilities measured at fair value on a non-recurring basis
For the six-month period ended July 3, 2022 and the year ended December 31, 2021, we had no significant fair value measurements on a non-recurring basis from regular business activities. We did not recognize any material impairment charges for goodwill and other intangible assets during the first half of 2022 and the first half of 2021.
10. Related party transactions

During the first half of 2022, there are no new significant related party relationships, as well as no significant related party transactions that are relevant for disclosure to get an understanding of the changes in the Condensed Consolidated Financial Position and performance of ASML, since the end of the last annual reporting period.
11. Subsequent events

Subsequent events were evaluated up to July 20, 2022 which is the date the Condensed Consolidated Interim Financial Statements included in this Statutory Interim Report for the six-month period ended July 3, 2022 were approved.
Following the significant growth of our dividend amounts over the past year, ASML has revised its dividend policy to provide for dividend payments on a quarterly basis, starting with an interim dividend of €1.37 per ordinary share that will be made payable on August 12, 2022. Full details are published on ASML’s website.

Veldhoven, the Netherlands
July 20, 2022
Prepared by
The Board of Management:
Peter T.F.M. Wennink
Martin A. van den Brink
Roger J.M. Dassen
Frédéric J.M. Schneider-Maunoury
Christophe D. Fouquet
ASML Statutory Interim Report 2022                    25

Financial calendar and investor relations
Financial calendar

October 19, 2022
Announcement of Third Quarter results for 2022
November 11, 2022
ASML Investor Day 2022
January 25, 2023
Announcement of Fourth Quarter and Annual Results for the year ended December 31, 2022
February 15, 2023
Publication of 2022 Annual Report
April 26, 2023
Annual General Meeting of Shareholders
Investor relations
ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual reports, quarterly releases and other information are also available on our website (www.asml.com).
ASML Statutory Interim Report 2022                    27

ASML worldwide contact information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
Investor Relations
phone: +31 40 268 3938
email: investor.relations@asml.com
For additional contact information please visit www.asml.com.
ASML Statutory Interim Report 2022                    28

Definitions

Name	Description
A
ADI	After development inspection
ArF	Argon fluoride
ArFi	Argon fluoride immersion
ASML	ASML Holding N.V. and / or any of its subsidiaries
C
COVID-19	Coronavirus disease 2019
D
DRAM	Dynamic random access memory
DUV	Deep ultraviolet. ASML's deep ultraviolet (DUV) lithography systems dive deep into the UV spectrum to print the tiny features that form the basis of the microchip
E
EMEA	Europe, the Middle East and Africa
EU	European Union
EU-IFRS	International Financial Reporting Standards as adopted by the European Union
Eurobond	A bond denominated in Euros
Euronext Amsterdam	Euronext Amsterdam N.V.
EUV	A lithography technology that uses extreme ultraviolet light with a wavelength of 13.5 nm. This is currently the cutting edge of lithography, enabling technology nodes of 16 nm and beyond. It is used for only the most critical layers with the smallest features.
EUV 0.33 NA	The EUV lithography technology in relation to the numerical aperture - specifically the current generation EUV lithography platform
EUV 0.55 NA	High numerical aperture – specifically a next-generation EUV lithography platform
F
Fast shipment	A fast shipment process skips some of the testing in our factory. Final testing and formal acceptance then takes place at the customer site. This leads to a deferral of revenue recognition for those shipments until formal customer acceptance, but does provide our customers with earlier access to wafer output capacity.
FAT	Factory Acceptance Test
H
Holistic lithography	The ability to optimize the entire microchip manufacturing process and enable affordable scaling in chip technology by integrating lithography systems with computational modeling and wafer metrology/inspection solutions (analyzing and controlling the manufacturing process in real time)
I
IAS	International Accounting Standards
IDM	Integrated device manufacturer
i-line	A type of light source used to project circuit patterns onto silicon wafers generated by mercury vapor lamps and used in some lithography systems
Installed Base Management (IBM)	Net service and field option sales
Internet of Things (IoT)	A network of physical objects embedded with sensors, actuators, electronics and software that allow the objects to collect and exchange data
K
KrF	Krypton fluoride
L
Lithography	Lithography, or photolithography, is the process in microchip manufacturing that uses light to pattern parts on a silicon wafer
Logic	Integrated devices such as microprocessors, microcontrollers and graphic processing units. Also refers to companies that manufacture such devices.
M
Memory	A type of technology, such as NAND Flash and DRAM, that stores information. Also refers to companies that manufacture such technology
N
NASDAQ	NASDAQ Stock Market LLC
NXE	Dual stage stepper based on the NXT platform powered by an Extreme UV based light source at 13.5 nm wavelength to enable resolution of 13 nm half pitch and beyond
NXT	An enhanced version of the original TWINSCAN system platform offering significantly improved overlay and productivity
O
OCI	Other comprehensive income
R
R&D	Research and development
S
SG&A	Selling, general and administrative
U
US GAAP	Generally accepted accounting principles in the United States of America
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